

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 18, 2007

Mr. Helge Lund, Chief Executive Officer
Statoil ASA
Forusbeen 50, N-4035
Stavanger, Norway

> **Re:** **Statoil ASA**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed May 8, 2007**
> **File No. 333-141445**
>
> **Form 20-F for the Fiscal Year December 31, 2006**
> **Filed March 20, 2007**
> **File No. 1-15200**

Dear Mr. Lund:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4 filed May 8, 2007

General

1.   We note your response to comment 3 in our letter dated May 4, 2007. The risk factor disclosure in the F-4 and in your 2006 20-F to which you refer relates to sanctions that may be imposed under Section 5(a) of ISA, but does not address the applicability of Section 5(b). Section 5(b) of ISA, as amended by the Iran Freedom Support Act in September 2006, requires the imposition of sanctions if the President determines that any person had provided to Iran goods, services, technology or other items knowing that the provision of those goods, services, technology or other items would contribute to Iran's ability to acquire or develop chemical, biological, or nuclear weapons or related technologies; or to acquire or develop destabilizing numbers and types of advanced conventional weapons. Please address the applicability of Section 5(b) to your, Hydro Petroleum's, and StatoilHydro's Iran-related activities, including any direct or indirect payments to the Iranian government.

2.   We note the representation in your response to comment 3 in our letter dated May 4, 2007, that to the knowledge of Statoil and Norsk Hydro, the technology, equipment and services provided have been used for the exploration and evaluation of oil and gas resources in Iran. Please advise us whether any of the technology, equipment and services Statoil and Hydro Petroleum have provided into Iran and Cuba have military uses. In this regard, please address specifically whether any of the technology or equipment, or component parts, are dual-use items.

Hydro Petroleum, page 106

Recent Developments, page 124

3.   You explain that Norsk Hydro agreed to sell its 50 per cent share in HydroWingas and that Norsk Hydro's interests in HydroWingas is part of Hydro Petroleum. Please revise to explain the significance of HydroWingas in relation to Hydro Petroleum's operations, and, if significant, reflect the disposition of HydroWingas in the Merged Company Unaudited Pro Forma Condensed Combined Financial Information within a separate column.

Mr. Helge Lund
Statoil ASA
May 18, 2007
Page 3

<u>Hydro Petroleum Carve-Out Combined Financial Statements, page F-1</u>

<u>Notes to the Carve-Out Combined Financial Statements, page F-6</u>

<u>Note 1 Summary of Significant Accounting Principles, page F-6</u>

<u>Restatement, page F-18</u>

4.   We note that you have restated your financial statements. Please provide an audit
        report that includes an explanatory paragraph which addresses the restatement.
        Refer to AU 420.12, AU 530A and AU 711.10 and 12.

<u>Signatures, page II-4</u>

5.   Please provide the signature of the principal accounting officer or controller.

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Mark Wojciechowski at (202) 551-3759 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding the accounting comments. Direct your questions regarding any engineering matters to Ronald Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Davis
M. Wojciechowski
R. Winfrey
C. Moncada-Terry